Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED UNIT DIVIDENDS

(Dollars in thousands)

	Six Months Ended June 30, 2003	2002	2001	2000	1999	1998
Earnings:
Income from continuing operations	15,005	74,527	126,329	135,242	152,854	140,433
Interest expense	55,260	108,503	102,468	106,283	108,562	91,361
Amortization of deferred financing costs	1,383	1,394	2,005	2,512	2,823	2,598

Total earnings	71,648	184,424	230,802	244,037	264,239	234,392

Fixed charges and preferred unit dividends:
Interest expense	55,260	108,503	102,468	106,283	108,562	91,361
Interest capitalized	715	7,017	16,947	23,669	29,147	17,968
Amortization of loan costs	1,383	1,394	2,005	2,512	2,823	2,598

Total fixed charges	57,358	116,914	121,420	132,464	140,532	111,927
Preferred unit dividends	15,426	30,852	31,500	32,580	32,580	30,092
Total fixed charges and preferred unit dividends	72,784	147,766	152,920	165,044	173,112	142,019
Ratio of earnings to fixed charges	1.25	1.58	1.90	1.84	1.88	2.09
Ratio of earnings to combined fixed charges and preferred unit dividends	0.98	1.25	1.51	1.48	1.53	1.65